March 03, 2016
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Ms. Suzanne Hayes

RE:	Prestige Brands Holdings, Inc.
Form 10-K Filed May 14, 2015 File No. 001-32433

Dear Ms. Hayes:

Prestige Brands Holdings, Inc. (sometimes referred to herein as the “Registrant”, the “Company”, “we” or “our”), submits this response to the Securities and Exchange Commission (the “Commission”) staff's (the “Staff”) letter dated March 1, 2016 to Mr. David S. Marberger regarding the above-referenced Form 10-K.  For convenience, we have reproduced the Staff's comment immediately preceding the Registrant's response.

Form 10-K for Fiscal Year Ended March 31, 2015
Item. 11 Executive Compensation, page 115

Comment

1.
We note that you do not include the information required by Items 402(b) and 407(e)(4) and (e)(5) of Regulation S-K or incorporate such information by reference to your definitive proxy statement. Please confirm that you will provide such information in future filings or incorporate such information by reference to your definitive proxy statement as required by Part III, Item 11 of Form 10-K.

Response
The Company hereby confirms that it will specifically incorporate by reference the information required by Items 402(b) and 407(e)(4) and (e)(5) of Regulation S-K to our definitive proxy statement as required by Part III, Item 11 of Form 10-K.

The Registrant hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this has been responsive to the Staff's comment.  If there are additional questions or comments, please contact the undersigned at (914) 524-6882.

Very truly yours,

/s/ David S. Marberger
David S. Marberger Chief Financial Officer

 cc:       Samuel C. Cowley, Esq.